

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 18, 2023

Terry Earley
Chief Financial Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 800
Dallas, TX 75225

> **Re: Veritex Holdings, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **File No. 001-36682**

Dear Terry Earley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 46

1. We note that recent quarterly earnings calls and investor presentations address operational efforts regarding, and trends in, commercial real estate, interest rate sensitivity, deposit costs ("rate hike beta trends") and actions designed to "reposition" the balance sheet. However, we note the "Recent Industry Developments" and other sections of Management's Discussion and Analysis do not identify or provide explanations regarding these topics. Please revise future filings to identify and explain such operational efforts and trends where material, and further clarify material changes in your deposit base and funding costs that are likely to result in your liquidity or funding costs increasing or decreasing in any material way.

Loan Portfolio, page 58

2. We note the tabular disclosure detailing the composition of your gross loan portfolio, which includes both owner-occupied commercial real estate ("OOCRE") and non-owner

occupied commercial real estate ("NOOCRE") as well as Construction and Land. Given the significance of these loan categories to your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE and Construction and Land loan portfolios by borrower type (e.g., by office, hotel, multifamily, etc. for CRE loans), geographic concentrations and other characteristics as applicable (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of these loan portfolios. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance